Mail Stop 4561

July 22, 2008

Mr. Ray Vuono
Chief Executive Officer and President
MedLink International Inc.
11 Oval Drive, Suite 200B
Islandia, NY 11749

> **Re:** **MedLink International Inc.**
> **Form 10-KSB For the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 001-31771**

Dear Mr. Vuono:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Description of Business

Customer Dependence, page 10

1.   We note your disclosure that you are dependent on a few major customers. To the extent that any customer accounted for 10 percent or more of your revenue you should revise your footnote disclosures in the financial statements to present the information required by paragraph 39 of SFAS 131.

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 44

2.   We note your statement in this section that "Note 1 to the consolidated Annual Report on Form 10-KSB for the year ended December 31, 2007 describes the significant accounting policies and methods used in the preparation of the consolidated financial statements." The discussion in this section is meant to supplement the descriptions of accounting policies in the footnotes. Within this section you should:

- Identify the types of assumptions that underlie the most significant and subjective estimates;
- Discuss the sensitivity of those estimates to deviation of actual results from your assumptions; and
- Describe circumstances that have resulted in revised assumptions in the past

Revise your disclosures to provide meaningful insight into the quality and variability of your critical accounting policies. See SEC Release No 33-8040 and FR-60.

Controls and Procedures, page 44

3.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

4.   Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.

5.   We note your statement that your management concluded that your disclosure controls and procedures were effective "in ensuring that material information relating to the Company with respect to the period covered by this report was made known to them." This definition differs from what is called for under Rule 134a-15(e) of the Exchange Act. Revise to clarify, if true, that your officers concluded that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

6.   We note your disclosure that "there have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to January 1, 2008." Please note that Item 308(c) of Regulation S-B requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended December 31, 2007 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting and revise your Item 308(c) disclosures.

Consolidated Statements of Stockholders' Deficit, pages F-6 and F-7

7.   Tell us the nature of amounts included in the "Net deficit acquired in Anywhere MD" line item and identify the accounting literature upon which the amount and classification is based.

Consolidated Statements of Cash Flows, page F-8

8.   Tell us the nature of amounts included in the "Minority Interest" line item and
        identify the accounting literature upon which the amount and classification is
        based.

Notes to Consolidated Financial Statements

9.   We note your acquisition of Anywhere MD during 2007. It does not appear that
        your footnotes include the disclosures required by paragraph 51 of SFAS 151.
        Please revise to provide these disclosures or tell us why you do not believe a
        revision is necessary.

10.   You appear to have acquired proprietary software, AutoDOC, as part of your
        acquisition of Anywhere MD. Tell us what consideration was given to the
        identification and valuation of this intangible asset as part of your purchase price
        allocation. Refer to paragraph 39 of SFAS 141.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-12

11.   We note that you derive your revenue primarily from the sale and support of your
        proprietary software. Please explain how your revenue recognition policies
        comply with the provisions of SOP 97-2, including whether and how you have
        established VSOE for the various elements of your multiple-element
        arrangements and revise your disclosures to reflect your application of this
        standard.

Note 9 – Stockholders' Equity, pages F-20 - F-22

12.   We note that you have issued two classes of common stock. Revise to provide a
        summary of the rights and privileges associated with each, including whether
        there are any differences between the two classes with regard to such rights and
        privileges. Refer to paragraph 4 of SFAS 129. Additionally, ensure that you
        present EPS for each class of common stock pursuant to 61d of SFAS 128 and
        EITF 03-6.

13.   Revise to provide all of the disclosures required by paragraphs A240 of SFAS
        123R.

Certifications

14.   We note that you have filed an outdated form of the certification required by Exchange Act Rule 13a-14(a). Revise to provide certifications that conform to the language currently required by Rule 13a-14(a).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant